SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  SCHEDULE 13-D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             KILLEARN PROPERTIES, INC.
                                  (Name of Issuer)

                                      494125 10 7
                                     CUSIP Number

                            Mr. Mark A. Conner, President
                            Proactive Technologies, Inc.
                               7118 Beech Ridge Trail
                              Tallahassee, Florida 32312
                                    (904) 668-8500
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    June 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [   ]

Check the following box if a fee is being paid with this statement [   ](A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                           CUSIP No.  494125 10 7
________________________________________________________________________

(1)Names of Reporting Persons                Tax Identification Number

   Proactive Technologies, Inc.                        23-2265039
________________________________________________________________________

(2)      Check the Appropriate Box if a Member of a Group  a. [   ]
                                                           b. [   ]
_________________________________________________________________________

(3)      SEC Use Only
________________________________________________________________________

(4)      Source of Funds                                       WC
_________________________________________________________________________

(5)      Check if disclosure of legal proceedings is
         required pursuant to Items 2(d) or 2(e)             [    ]
_________________________________________________________________________

(6)      Citizenship or Place of Organization         Delaware, U.S.A.
_________________________________________________________________________

           Number of                  (7)   Sole Voting Power
           Shares                                250,750
           Beneficially
           Owned By                   (8)   Shared Voting Power
            Each                                  0
           Reporting
           Person                     (9)   Sole Dispositive Power
           With:                                250,750

                                      (10)  Shared Dispositive Power
             --0--
_________________________________________________________________________

(11)       Aggregate Amount Beneficially
           Owned By Each Reporting Person                   250,750
_________________________________________________________________________

(12)       Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares (see instructions)        [    ]
_________________________________________________________________________

(13)       Percent of class represented by amount in Row (11) 28.26%
_________________________________________________________________________

(14)       Type of Reporting Person                            CO

_________________________________________________________________________

Item 1.    Security and Issuer.

           Common stock, par value $0.10 (the 'Stock')

           Killearn Properties, Inc. ('Issuer')
           100 Eagle's Landing Way
           Stockbridge, Georgia 30281.

Item 2.    Identity and Background.

           (a.) (b.) (c.) (f.)     This statement is being filed by Proactive
Technologies, Inc., a Delaware corporation ('Proactive'), with its principal place of business located at 7118 Beech Ridge Trail, Tallahassee, Florida 32312. Its principal business is the development of real estate.

           (d.) (e.)    Listed below are the names, business addresses and
occupational information for (a.) each executive officer and director of Proactive, (b.) Each person controlling Proactive, and (c.) Each person
ultimately in control of Proactive.    During the last five (5) years, neither
Proactive nor, to the best of Proactive's knowledge, any of the individuals listed below have been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       NAME                      PRESENT PRINCIPAL OCCUPATION &
                                      BUSINESS ADDRESS

      James A. Preiss                 Chief Executive Officer
                                      Director
                                      Proactive Technologies, Inc.
                                      7118 Beech Ridge Trail
                                      Tallahassee, FL 32312

      Mark A. Conner                  Chairman of the Board
                                      President
                                      Proactive Technologies, Inc.
                                      7118 Beech Ridge Trail
                                      Tallahassee, Florida 32312

    Langdon S. Flowers, Jr.           Director
                                      Proactive Technologies, Inc.
                                      329 North Broad Street
                                      Thomasville, GA 31799

    Marshall R. Cassedy, Jr.          Director
                                      Proactive Technologies, Inc.
                                      2012-D North Point Blvd.
                                      Tallahassee, FL 32308

    Ben S. Branch                     Director
                                      Proactive Technologies, Inc.
                                      School of Management
                                      Finance Department
                                      University of Massachusetts
                                      Amherst, MA 01003

    Robert E. Maloney, Jr., Esq.      Director
                                      Corporate Counsel
                                      Proactive Technologies, Inc.
                                      7118 Beech Ridge Trail
                                      Tallahassee, Florida 32312

   Mark A. Conner and Mr. Preiss each beneficially own approximately 23.195% of the outstanding voting securities of Proactive. Mr. Flowers beneficially owns approximately 16.56% of the outstanding voting securities of Proactive. All directors and officers of the Company are U.S. citizens.

Item 3.     Source and Amount of Funds or Other Consideration.

     As previously reported on the Schedule 13D filed April 25, 1996, Proactive purchased 115,700 shares of the Issuer's stock. As reported on the
Schedule 13D filed August 15, 1996, Proactive acquired an additional 199,750 shares of Issuer's stock in three separate purchases of 39,600 shares, 81,700 shares and 78,450 shares, respectively. In each such purchase, for each share of Issuer's Stock acquired, Proactive issued four shares of Proactive Common Stock to the respective seller.

     On November 16, 1996, Proactive entered into an Agreement to rescind the original acquisition of one of the purchases for 81,700 shares of the Issuer's common stock in exchange for the return for 326,800 shares of Proactive voting stock.

     On June 24, 1997, Proactive purchased an additional 17,000 shares of the Issuer's stock in the open market, which gave Proactive 250,750 shares or 28.26% ownership of the Issuer's stock. The funds used for this acquisition came from Proactive's working capital.


Item 4.      Purpose of Transaction.

    The purpose of the transaction is to acquire additional shares of Issuer's stock as part of the proposed business combination between Issuer and Proactive. At present there are no specific plans or proposals to acquire any additional securities of the Issuer by Proactive. However, Proactive, may, from time to time, depending upon market conditions, Proactive's financial condition, the state of affairs of the Proactive and the business in which it is engaged, as well as other factors, intend to acquire additional securities of Issuer.

     Except as set forth above, Proactive has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a.) through (j.) Of Item 4 of Schedule 13-d.

Item 5.     Interest in Securities of Issuer.

        a.)At the close of business on June 27, 1997, Proactive Technologies, Inc. beneficially owned 250,750 shares of Stock, or approximately 28.26% of the 887,412 shares of common stock reported by the Company to be outstanding as of April 30, 1997.

        b.)Proactive Technologies, Inc. has sole voting and dispositive power with respect to 250,750 of the shares of Stock disclosed in Item 5(a.) above.

        c.)The following table sets forth the dates, number of shares and price per share for all transactions in the Company's common stock effected by Proactive Technologies, Inc. during the two hundred ten (210) days preceding the date of this Schedule 13D, all of which consisted of the rescission of a total of 81,700 shares of the Issuer's common stock, as described above in
Item 3, and the acquisition of 17,000 shares of the Issuer's common stock, as described above in Item 3.

     Date:       Number of Shares Liquidated          Price Per Share

  December 5, 1996          81,700                   4 shares PTE stock

     Date:       Number of Shares Acquired            Price Per Share

     June 24, 1997          17,000                     $   5.13

        d.)Any dividends on the Shares and the proceeds from the sale thereof will be paid to Proactive Technologies, Inc. No other persons, other than the shareholders of Proactive Technologies, Inc., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

        e.)This section is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Proactive Technologies, Inc. and any other persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Approximately 150,000 shares of the Issuer's stock held by Proactive secure a loan from a third party lender in the approximate amount of $500,000.

Item 7.     Material to be filed as Exhibits.

     The following shall be filed as exhibits:

    Copies of written agreements related to the filing of joint acquisition
statements as required by Rule 13d-1(f) (Section 240.13d-1(f)):     NONE

    Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to:

    (1.) The borrowing of funds to finance the acquisition as disclosed in
Item 3: NONE.

    (2.)The acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and: See Attached Exhibit "A" - Rescission Agreement.

    (3.) The transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or profit, or the giving or withholding of any proxy as disclosed in Item 6:NONE
                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:      July 9 , 1997


 /s/    Anne Dechman, Secretary           /s/     Mark A. Conner
_______________________________        ________________________________
ATTEST:  Anne Dechman, Secretary           Mark A. Conner, President
    Proactive Technologies, Inc.        Proactive Technologies, Inc.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



    Dated:      July 9 , 1997



_______________________________         _______________________________
ATTEST:   Anne Dechman, Secretary        Mark A. Conner, President
    Proactive Technologies, Inc.        Proactive Technologies, Inc.



                      EXHIBIT "A"

                    RECISION AGREEMENT

     This Recision Agreement is entered into this 16th day of November, 1996 by and among Proactive Technologies, Inc., a Delaware corporation ("PTEK") and James H. Dahl, Georgia P. Dahl and Rock Creek Partners, Ltd., a Florida limited partnership (the "Dahl Group").

                          PREAMBLE

     PTEK and the Dahl Group entered into that certain Stock Purchase Agreement dated the 20th day of May, 1996, as amended, (the "Agreement") and the transactions described in the Agreement were closed in August, 1996. PTEK and the Dahl Group now desire to rescind the Agreement and the transactions closed pursuant to the Agreement.

     Now, therefore, PTEK and the Dahl Group hereby agree as follows:

     1. The Agreement and the transactions closed pursuant to the Agreement are hereby rescinded.

     2. PTEK, within 10 days, will transfer to the Dahl Group 81,700 shares of voting Common Stock of Killearn Properties, Inc. (The "Company").

     3. The Dahl Group hereby authorizes PTEK to cancel 326,800 shares of Common Stock of PTEK delivered to the Dahl Group at Closing in exchange for the shares of the Company. Each member of the Dahl Group hereby agrees to deliver to PTEK within ten (10) days of the date hereof the share certificates representing the shares of PTEK transferred to it pursuant to the Agreement.

     4. The Dahl group and PTEK hereby rescind any agreement regarding registration pertaining to the PTEK shares previously delivered to the Dahl Group.

     5. PTEK hereby represents and warrants to the Dahl Group that the shares of the Company transferred to the Dahl Group pursuant to this Agreement are free and clear of any lien, claim or encumbrance.

     6. Each member of the Dahl Group represents and warrants to PTEK that the shares of PTEK to be delivered by it to PTEK will be free and clear of any lien, claim or encumbrance when delivered.

     7. The Dahl Group hereby represents that it agrees with all decisions PTEK and Mark A. Conner made relative to Killearn Properties, Inc. Through this date and release PTEK and Killearn & Conner of any and all liability associated with said transaction.

Dated this 16th day of November, 1996.

                                Proactive Technologies, Inc.

                                By:   /s/ Mark A. Conner
                                   ____________________________
                                   Its President

                                Rock Creek Partners, Ltd.

                                By:   /s/ James H. Dahl
                                   _____________________________
                                   Its General Partner


                                     /s/ James H. Dahl
                                   ______________________________
                                   James H. Dahl, individually
                                   and on behalf of the James H.
                                   Dahl IRA


                                     /s/ Georgia P. Dahl
                                   ______________________________
                                   Georgia P. Dahl

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